Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years.(1)

	For the years ended December 31,
	2012	2011	2010	2009	2008
	(in thousands of U.S. dollars)
Earnings
Net income	$96,120	$89,734	$109,647	$165,410	$119,211
Plus: Fixed charges	$11,264	$7,375	$7,004	$10,506	$16,827
Less: Interest capitalized	$(966)	$(1,472)	$(315)	$(58)	$(304)

Total Earnings	$106,418	$95,637	$116,336	$175,858	$135,734

Fixed Charges
Interest expensed and capitalized	$10,038	$6,722	$6,738	$10,400	$16,696
Amortization and write-off of capitalized expenses relating to indebtedness	$1,226	$653	$266	$106	$131

Total Fixed Charges	$11,264	$7,375	$7,004	$10,506	$16,827

Ratio of Earnings to Fixed Charges(2)	9.4	13.0	16.6	16.7	8.1

___________________

(1)	We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges.

(2)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness.